OD 9/1/2015

SECURI 15025713 ION

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SEC
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SEP 1 2015
Washington DC
404

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-67547

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 07/01/14 (MM/DD/YY) AND ENDING 06/30/15 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Churchill Capital USA, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

1270 Avenue of the Americas, Suite 1910
(No. and Street)

New York	NY	10020
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Michael T Marrone 646-930-1906
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Janover LLC
(Name – *if individual, state last, first, middle name*)

805 Third Avenue, 10th floor	New York	NY	10022
(Address)	(City)	(State)	(Zip Code)

RECEIVED
AUG 32 PM 1:52
SEC / MR

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OD 9/3/2015

OATH OR AFFIRMATION

I, Michael T Marrone, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Churchill Capital USA, Inc., as of June 30, 20 15, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

WILLIAM H. JOSEPH
Notary Public, State of New York
No. 02JO5032555
Qualified in New York County
Commission Expires ~~August 20, 19~~ July 28, 2017

Signature

Fin-OP

Title

Notary Public

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [ ] (c) Statement of Income (Loss).
- [ ] (d) Statement of Changes in Financial Condition.
- [ ] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [ ] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

CHURCHILL
CAPITAL USA, INC.
FINANCIAL STATEMENTS

JUNE 30, 2015

CHURCHILL CAPITAL USA, INC.

CONTENTS

JANOVER LLC
Certified Public Accountants • Advisors

Report of Independent Registered Public Accounting Firm

To the Board of Directors and Stockholder of
Churchill Capital USA, Inc.:

We have audited the accompanying statement of financial condition of Churchill Capital USA, Inc., which comprise the as of June 30, 2015. This financial statement is the responsibility of Churchill Capital USA, Inc.'s management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the statement of financial condition referred to above presents fairly, in all material respects, the financial condition of Churchill Capital USA, Inc. as of June 30, 2015, in accordance with accounting principles generally accepted in the United States of America.

Janover LLC

Garden City, New York
August 28, 2015

NEW YORK CITY 485 Madison Avenue, 9th Floor, New York, NY 10022 • Tel: 212.792.6300
LONG ISLAND 100 Quentin Roosevelt Blvd., Suite 516, Garden City, NY 11530 • Tel: 516.542.6300

JANOVER LLC • A LIMITED LIABILITY COMPANY
www.janoverllc.com

CHURCHILL CAPITAL USA, INC
STATEMENT OF FINANCIAL CONDITION
June 30, 2015

ASSETS

ASSETS		
Cash and cash equivalents	$	1,625,941
Clearing firm deposit		100,000
Clearing firm receivable		503,696
Prepaid expenses		17,389
Security deposit		85,680
Income taxes receivable		30,479
Other assets		15,477
TOTAL ASSETS	$	2,378,662

LIABILITIES AND MEMBER'S EQUITY

LIABILITIES		
Relatd party payable - Parent	$	1,045,497
Accounts payable and accrued expenses		272,414
TOTAL LIABILITIES		1,317,911
STOCKHOLDER'S EQUITY		
Common stock, no par value; 200 shares		20,000
authorized; 100 shares issued and outstanding		325,000
Additional paid-in capital		715,751
Retained earnings		1,060,751
TOTAL LIABILITIES AND MEMBER'S EQUITY	$	2,378,662

The accompanying notes are an integral part of these financial statements.

CHURCHILL CAPITAL USA, INC.
NOTES TO FINANCIAL STATEMENTS
JUNE 30, 2015

Note 1 - Organization

Churchill Capital USA, Inc. (the "Company"), a wholly owned subsidiary of Churchill Capital Ltd. (the "Parent"), is a registered broker-dealer with the Securities and Exchange Commission "SEC" in the state of New York and a member of the Financial Industry Regulatory Authority ("FINRA"). The Company engages in a general securities business with institutional investors. The Company received its FINRA approval for membership on July 12, 2007. The Company is exempt from Rule 15c3-3 of the SEC under paragraph (k)(2)(ii) of that rule.

Note 2 - Summary of Significant Accounting Policies

The following summary of the Company's major accounting policies is present to assist in the interpretation of the financial statements.

Basis of Presentation

The accompanying financial statements are presented in accordance with accounting principles generally accepted in the United States of America ("U.S. GAAP").

Cash and cash equivalents

The Company considers investments in financial instruments with maturities of less than 90 days when issued to be cash equivalents.

Revenue Recognition

The Company records securities transactions, and related profit and loss arising from such transactions, on a trade-date basis. Commission revenue and related expenses are recorded on a trade-date basis. The revenue and expense from such transactions would not be materially different if reported on a settlement-date basis.

Property and Equipment

Property and equipment are recorded at cost. Depreciation of property and equipment is computed on a straight-line basis over the estimated useful lives of three to four years.

The accompanying notes are an integral part of these financial statements.

Note 2 - Summary of Significant Accounting Policies (continued)

Income Taxes

Income taxes are accounted for in accordance with the provisions of the Financial Accounting Standards Board's ("FASB") Accounting Standards Codification No. 740 ("ASC 740") *"Accounting for Income Taxes"*. As required under ASC 740, deferred tax assets and liabilities are recognized for the future tax consequences attributable to temporary differences between the financial statement carrying amounts of assets and liabilities and the respective tax basis amounts. Deferred tax assets and liabilities are measured under tax rates that are expected to apply to taxable income in the years in which these differences are expected to be realized. The effect of a change in tax rate on deferred tax assets are liabilities is recognized in the period of the tax change.

Uncertain tax positions

The Company evaluates uncertain income tax positions taken or expected to be taken in a tax return for recognition in its financial statements. The Company was not required to recognize any amounts from uncertain tax positions. The Company's conclusions regarding uncertain tax positions may be subject to review and adjustment at a later date based upon ongoing analyses of tax laws, regulations and interpretations thereof, as well as other factors. Generally, federal, state and local authorities may examine the Company's tax returns for three years from the date of filing; consequently, the respective tax returns for years prior to June 30, 2011 are no longer subject to examination by tax authorities

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Fair value disclosures

The carrying amounts of cash, clearing firm deposit, clearing firm receivable, and accounts payable approximate fair value because of the short-term nature of these investments.

Note 3 - Clearing Broker

The Company clears all of its trades through Pershing, LLC ("Pershing") on a fully disclosed basis. For this service, Pershing receives a percentage of the gross commission on each transaction. At June 30, 2015, the Company had $100,000 on deposit with Pershing.

Note 4 - Property and Equipment

Property and equipment at June 30, 2015 is as follows:

Furniture and fixtures	$	78,753
Computer and telephone equipment		56,519
		135,272
Less: Accumulated depreciation		135,272
	$	-0-

Depreciation expense amounted to $3,860 for the year ended June 30, 2015.

The accompanying notes are an integral part of these financial statements.

Note 5 - Income Taxes

The Company used an effective tax rate of 41% comprised as follows:

Statutory federal income tax rate	26%
State taxes on income, net of federal income tax benefit	8%
Local taxes on income, net of federal income tax benefit	7%
Total effective tax rate	41%

A reconciliation of income taxes provided at the total effective rate for Federal, state, and local jurisdictions is as follows for the year ended June 30, 2015:

Tax at total effective rate	$	59,695
Permanent differences		4,926
Other		(19,704)
	$	44,917

Note 6 - Related Party Transactions

The Company and its Parent company are engaged in a transfer pricing agreement under with the Company incurred net charges of $1,738,431 during the year ended June 30, 2015. At June 30, 2015, in connection with the transfer pricing agreement, the amount due to the Company's Parent was $1,045,497 and is included on the accompanying statement of financial condition.

Note 7 - Net Capital Requirements

The Company is subject to the SEC Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. Rule 15c3-1 also provides that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1. At June 30, 2015, the Company had net capital of $911,690 which was $661,690 in excess of its required net capital of $250,000. The Company's ratio of aggregate indebtedness to net capital was 1.45 to 1.

The accompanying notes are an integral part of these financial statements.

Note 8 - Commitments and Contingencies

The Company occupies office space in New York City. A sublease agreement was in place between the Company and its Parent, whereby the Company paid monthly rent directly to the landlord. This lease commenced in August 2007, with monthly rent of $12,297 for a term of five years, which expired in August 2012. The new lease has been assigned by the Parent to the Company effective August 1, 2012, with free rent from August 1 through September 30, 2012, and a term beginning October 1, 2012 thru December 31, 2017, with monthly rent of $10,075. Rent expense for the year ended June 30, 2015 was $126,187.

Minimum lease obligations at June 30, 2015 are as follows for the years ending June 30,:

2016	$	120,900
2017		120,900
2018		60,450
	$	302,250

Note 9 – Concentration of Risk

In the normal course of its business, the Company enters into financial transactions where the risk of potential loss due to changes in the market (market risk) or failures of the other parties to the transaction to perform (counterparty risk) exceeds the amounts recorded for the transaction.

The Company's policy is to continuously monitor its exposure to the market and counterparty risk through the use of a variety of financial, position and credit exposure reporting and control procedures. In addition, the Company has a policy of reviewing the customers and/or other counterparties with which it conducts business.

The Company places its cash with quality institutions. Beginning January 1, 2013, interest and non-interest bearing accounts are insured by the FDIC up to $250,000 per financial institution. At times, the balances of interest bearing accounts may be in excess of the insurance limits of the FDIC. The Company has not experienced any losses in such accounts.

Note 10 – Financial Instruments with Off-Balance Sheet Risk

In the normal course of business, the Company's customer activities involve the execution, settlement, and financing of various customer securities transactions. These activities may expose the Company to off-balance-sheet risk in the event the customer or other broker is unable to fulfill its contracted obligations and the Company has to purchase or sell the financial instrument underlying the contract at a loss.

Note 11 – Pension Plan

The Company has a 401(k) Employee Savings Plan (the "Plan") which is open to all employees as outlined in the underlying Plan document. The Plan is designed to provide additional financial security during retirement by providing eligible employees with an incentive to make regular savings contributions. The Company provided matching contributions to participants in the amount of $15,543 for the year ended June 30, 2014.

Note 12– Subsequent Events

Management has evaluated events and transactions occurring after the statement of financial condition date and through the date of the independent auditors' report to determine whether any of these events or transactions was required to be recognized or disclosed in the financial statements. The date of the independent auditors' report is the date that the financial statements were available to be issued.